Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010 (a)
Net income from continuing operations attributable to Ameren Corporation	$493,599	$138,678
Add- Net income attributable to noncontrolling interest	1,542	3,366
Add- Taxes based on income	292,894	325,320

Net income before income taxes and noncontrolling interest	788,035	467,364
Add- fixed charges:
Interest on short-term and long-term debt (b)	348,469	511,468
Estimated interest cost within rental expense	6,075	8,593
Amortization of net debt premium, discount, and expenses	10,056	14,337
Subsidiary preferred stock dividends	4,833	8,278
Adjust preferred stock dividends to pretax basis	2,840	4,753

Total fixed charges	372,273	547,429

Less: Adjustment of preferred stock dividends to pretax basis	2,840	4,753

Earnings available for fixed charges	$1,157,468	$1,010,040

Ratio of earnings to fixed charges	3.11	1.84

(a)

In the third quarter of 2010, Ameren Corporation recorded a goodwill and other impairment charge of $589 million. See Note 17 - Goodwill and Other Asset Impairments under Part II, Item 8, of the 2010 Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positions